UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION



RECEIVED

APR 2 8 2017

OFFICE OF THE SECRETARY

In The Matter of the Application of
6D Global Technologies, Inc.
For Review Of Action Taken by
The Nasdaq Stock Market LLC

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  : Admin. Proc. File No. 3-17908
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OPPOSITION BRIEF OF 6D GLOBAL TECHNOLOGIES, INC., TO THE MOTION TO DISMISS THE APPLICATION FOR REVIEW OF THE NASDAQ STOCK MARKET, LLC

Paula D. Shaffner
Amy E. Sparrow
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(P) 215.564.8761   (F): 215.564.8120

Attorneys for 6D Global Technologies, Inc.

TABLE OF CONTENTS

TABLE OF AUTHORITIES

6D Global Technologies, Inc. ("6D") submits this brief in opposition to the motion to dismiss the application for review as untimely of The Nasdaq Stock Market, LLC ("Nasdaq").

I.   INTRODUCTION

The Securities and Exchange Commission (the "SEC" or "Commission") has the authority to accept an application for review more than thirty days after the notice of the determination was filed with the Commission, specifically if extraordinary circumstances are present. This matter presents just such a case. Failing to consider this appeal would sanction a serious miscarriage of justice and turn a blind eye to the stunning misbehavior of the Nasdaq Market and its staff. Nasdaq started a delisting process with no facts whatsoever but armed with enormous animosity. Nasdaq had previously lost an appeal of delisting filed by 6D's predecessor company, CleanTech. That delisting had revolved around nefarious allegations about Chinese-born Benjamin Wey and much innuendo about Chinese reverse mergers. Having lost that appeal, it appears that when Wey was indicted more recently, Nasdaq gleefully seized on the unproven allegations in that document to delist the successor entity of CleanTech, 6D. 6D's CEO is Tejune Kang who, while he has a Chinese sounding surname, is not Chinese (but is instead an American – a U.S. citizen who was born in the San Francisco Bay area – who happens to be of South Korean descent)[1] and, prior to the merger discussions with CleanTech, had never heard of Wey. Despite that, Nasdaq took every opportunity to conflate Ben Wey and Tejune Kang.

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[1]   For further information on Kang's background, including his current candidacy in Harvard Business School's Owner President/Management program, please see his biography, which is attached as Exhibit 1.

Nasdaq's knee-jerk conclusions were tainted by an overt hostility to Wey and they repeatedly extended that hostility to Kang as well. Nasdaq made a connection between the two when none was warranted. Nasdaq used mere allegations against Wey in the Indictment to launch a delisting action against 6D, starting a series of horrific events from which 6D still has not recovered. Recently, however, a Federal Court Judge, in dismissing a case that used Nasdaq's delisting allegations as its predicate, detailed the abject failure of Nasdaq's position. That decision demonstrates that the catastrophic series of events precipitated by Nasdaq's delisting were wholly unnecessary and cannot be permitted to stand. This set of facts is truly extraordinary and is not likely to be repeated, warranting the SEC's exercise of its discretion to hear this appeal.

Nasdaq has filed this motion seeking the dismissal of 6D's application for review as untimely. 6D's application was, however, filed within 30 days of the recent decision, dismissing a class action against 6D filed by its investors as a result of Nasdaq's halting of trading (and ultimately) its delisting of 6D. The SEC should consider 6D's application because there are extraordinary circumstances warranting the application, including: (1) Nasdaq's troubling fixation on the unproven allegations against Wey had a cascading effect on 6D that poisoned the entire process; and (2) the results in the class action confirm the fact that Nasdaq was simply wrong.

II.   FACTUAL BACKGROUND

6D's History as a Company

6D is an established full-service digital experience firm that was founded in 2004 by Tejune Kang as Initial Koncepts, Inc., which was doing business as Six Dimensions, Inc. ("Six Dimensions"). In 2014, Six Dimensions merged with CleanTech Innovations, Inc.

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("CleanTech"), forming 6D, disposing of CleanTech's operations, and continuing Six Dimension's operations. (See In re 6D Global Tech., Inc., No. NQ 6119C-16, at 1 (June 16, 2016) ("Review Council Decision"), attached as Exhibit "A" to Nasdaq's Mot. to Dismiss). Kang remained as the CEO of 6D. (Id.) In conjunction with the disposal of CleanTech's operations as part of the merger, CleanTech converted its indebtedness to NYGG (Asia) Ltd. for the issuance of approximately 35 million shares of 6D's common stock, which represents approximately 45% of 6D's shares. (Id.) New York Global Group ("NYGG") is a separate entity from NYGG(Asia) Ltd., and NYGG's CEO is Wey.

Based upon the 2014 merger, 6D is the successor entity of CleanTech, which had been "formed in July 2010 by a reverse merger of a Chinese entity and a United States shell company." In re CleanTech Innovations, Inc., Opinion, Release No. 69968, at 2 (SEC July 11, 2013). Nasdaq initially approved CleanTech's listing in December of 2010, but only one month later, it delisted CleanTech's securities due to "CleanTech's provision of information about financing transactions involving affiliates of Benjamin Wey, allegedly a promoter of reverse takeovers." Id. at 2, 6-7. CleanTech appealed the delisting determination, first through the administrative processes with Nasdaq and then with the SEC, both of which Nasdaq vigorously contested. Id. at 8-9. The Nasdaq Listing and Hearing Review Council (the "Review Council") upheld the Nasdaq Hearing Panel's decision to delist CleanTech, finding that there were four bases to conclude that CleanTech had "repeated[ly] fail[ed] to provide information requested by Staff" and those failures were "intentional." Id. at 9. The SEC, however, reversed, finding that, despite Nasdaq's reflexive conclusion that CleanTech had intentionally withheld documents, there was no evidence that Nasdaq even requested the documents at issue, and there was equally no evidence that CleanTech failed to provide responsive documents, let alone a pattern of withholding documents. Id. at 11-16. Thus, ultimately, the SEC reversed on several substantive grounds that there was no evidence to support the many conclusions of the Nasdaq staff, Hearing Panel, and Review Council drew. See generally id. The SEC's reversal of a delisting was a rare event. Given all of the personal and denigrating statements made about CleanTech and Wey by Nasdaq, one can presume that the rebuke did not sit well with Nasdaq.

Nasdaq's Obsession with Wey and the Unproven Allegations Against Him
and the Litigation Against 6D that Followed as a Direct Result

The merger of Six Dimensions and CleanTech and the formation of 6D occurred in September 2014, only one year after the SEC's decision, and 6D's common stock began trading on December 12, 2014 on Nasdaq. (See Review Council Decision, at 1). A mere nine months later on September 10, 2015, Nasdaq halted trading in 6D's securities. (Id. at 2). Its sole basis for halting trading was apparently based upon allegations of securities fraud levied against Wey in two different actions that came to light on that same day: (1) a federal criminal indictment against Wey (the "Indictment')[2]; and (2) a civil action by the SEC against Wey and others (the "SEC's Complaint").[3] (See id.)

As a result of the Nasdaq's trading halt, 6D's investors filed two different legal actions against 6D: (1) Discover v. 6D Global Technologies, Inc., et al., No. 15-cv-07618, Complaint (S.D.N.Y. Sept. 28, 2015) (the "Discover Action"), attached hereto as Exhibit 4; and (2) Castillo v. 6D Global Technologies, Inc., et al., No. 15-cv-08061, Complaint (S.D.N.Y. Oct. 15, 2015), which later became the Puddu class action (the "Puddu Class Action"), attached

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[2] U.S. v. Benjamin Wey & Seref Dogan Erbek, No. 15-cr-00611, Indictment (SDNY Sept. 8, 2015), which was unsealed on September 10, 2015, attached hereto as Exhibit 2.

[3] SEC v. Wey, et al., Civ. A. No. 15-cv-7116, Complaint (SDNY Sept. 10, 2015), , attached hereto as Exhibit 3.

hereto as Exhibit 5. In both actions, the plaintiffs identified that Nasdaq relied on the Indictment and the SEC's Complaint in halting the trading of the securities, and that the trade halt rendered the securities illiquid and worthless. (See Discover Action Compl., at ¶ 60 ("On account of the Indictment and SEC Action, trading in shares of SIXD has been halted by Nasdaq, as of September 12, 2015, and is currently priced at $2.90, almost 50% below the purchase price."); id. at ¶ 107 ("NASDAQ has since halted trading in the stock of 6D Global, and . . . Discover is holding illiquid and for all practicable purposes, non-transferable Preferred Shares."); Puddu Class Action Compl., at ¶¶ 84-85 ("As a result of the unsealing of the Indictment and the filing of the SEC Action, on September 10, 2015, NASDAQ halted trading of 6D Global securities . . . . To date, trading in the Company's stock remains halted, making the Company's stock illiquid and virtually worthless thereby damaging investors."). The investors followed Nasdaq's lead in seizing on unproven allegations against Wey to state claims against 6D (which were later proven meritless). See generally Discover Action Compl.; Puddu Class Action Compl.[4]

Nasdaq's Delisting Determination as to 6D
Based on the Unproven Allegations Against Wey

Relying on the unproven allegations in the Indictment and the SEC's Amended Complaint against Wey,[5] the Nasdaq Listing Qualifications Staff (the "Nasdaq staff") issued a delisting determination letter to 6D on November 20, 2015. (See Letter of Alan E. Rowland, CPA, Director of Nasdaq Listing Qualifications to David A. Donohue, Jr., Regarding 6D Global Technologies, Inc. – Staff Delisting Determination (Nov. 20, 2015) (the "Delisting

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[4] Furthermore, as explained more fully supra, neither the Indictment nor the SEC's Complaint implicated or targeted 6D.

[5] The SEC filed an Amended Complaint, which is attached hereto as Exhibit 6, prior to the Nasdaq staff's issuance of the Delisting Determination. Presumably, Nasdaq staff's reference to this action refers to the Amended Complaint.

Determination"), attached hereto as Exhibit 7)). The Delisting Determination alleged that (1) Wey exerted improper influence over 6D, (see id. at 3-5); (2) Wey may have engaged in a scheme to manipulate the shareholder count of 6D at the time of its initial listing, (see id. at 5-6); and (3) Wey may have engaged in share price manipulation (see id. at 6-7).[6] In fact, the Staff's entire discussion of the "Public Interest Concerns" at issue *focuses solely on Wey*, stating:

> Given the serious allegations by multiple regulators against Wey and his affiliates, Wey's history with the Company, and evidence of Wey's influence and involvement in the Company's affairs, Staff believes that continued listing raises significant public interest concerns and is therefore inappropriate. As an additional basis for delisting, Staff is concerned that Wey and his affiliates appear to have engaged in a scheme to engineer the reverse-merger transaction between Cleantech and Six Dimensions and gain listing on Nasdaq through the use of an artificially created shareholder base, much of which is still in place today, and manipulation of the stock price.

(Id. at 7).

As discussed at length supra in the argument section of this brief, this focus on Wey was grossly inappropriate and unfair to 6D because (1) the allegations against Wey were in initial pleadings and were not proven facts; (2) none of the allegations pertained to 6D (and the

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[6] In addition to relying on the unproven allegations against Wey to support its conclusion, Nasdaq's staff took some other extraordinary – and inappropriate – measures in an attempt to delist 6D. Indeed, it went so far as to:

- Insinuate that 6D is not a real entity, (see 6D's Presentation to the Listing Qualifications Panel, at 25 (Jan. 21, 2016) ("6D's Presentation"), attached hereto as Exhibit 8);
- Use 6D's trading volume to support its claims of market manipulation when Staff knew, having previously told 6D to expect an increase in volume, that 6D's trading volume increase was due to its inclusion in the Russell 2000, (see id. at 26;
- Mischaracterize the CleanTech decision, (see id.);
- Mischaracterize the Discover decision, (see id. at 27); and
- Rely on discredited allegations in the Discover Action relating to Wey, (see id. at 27).

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shareholder count manipulation allegations did not even apply to its predecessor); and (3) there was no evidence to support any of the Nasdaq staff's allegations as demonstrated by the conclusions of independent counsel's investigation.

Proceedings Before the Nasdaq Hearing Panel Revolved Around Wey

6D appealed the Delisting Determination to a Nasdaq Listing Qualifications Hearing Panel (the "Hearing Panel"). On January 21, 2016, 6D appeared before the Hearing Panel to request the continued listing of its securities on The Nasdaq Capital Market, explaining that the bases for the initial delisting determination by the Nasdaq staff were without merit. 6D provided a comprehensive presentation to the Hearing Panel, which demonstrated that (1) contrary to the Nasdaq staff's assertions, Wey did not and does not exert control over 6D; and (2) the Nasdaq staff's other conclusions – all stemming from the allegations against Wey – were similarly inaccurate and misplaced, particularly in that there was no evidence of manipulation of the shareholder count or share price of 6D. (See Ex. 8, 6D's Presentation). Thereafter, by letter dated January 25, 2016, the Panel indicated that it was deferring its decision pending the Hearing Panel's receipt of a report from the Audit Committee of 6D's Board of Directors regarding the findings of an independent investigation that had been commissioned by the Audit Committee, who had retained Blank Rome, LLP ("Blank Rome"). (See Review Council Decision, at 2).

6D's Audit Committee submitted a presentation to the Hearing Panel on February 26, 2016 regarding the findings of Blank Rome, which concluded that there was no evidence to support the Staff's assertions as to the reasons it delisted 6D. (See Presentation to the Nasdaq Listing Qualifications Panel of the Audit Committee of 6D Global Technologies, Inc. (Feb. 26, 2016), attached hereto as Exhibit 9). Specifically, Blank Rome found:

(1)   no evidence that 6D's current or former Board members were unduly influenced by Wey, including 6D's Chairman and Chief Executive Officer, Kang;

(2)   no evidence of inflation of 6D's shareholder count to help 6D obtain a listing on Nasdaq; and

(3)   no evidence that Wey or anyone at 6D manipulated 6D's stock price.

(See id.)

Subsequently, BDO surprised 6D by informing the then Chairman of the Audit Committee, Adam Hartung, on March 15, 2016 (the SEC deadline for the filing of 6D's 2015 Form 10-K), that it had determined that it could not rely upon the representations of Kang due to what BDO characterized as "inconsistencies" in certain of Kang's prior statements – all of which related to Wey – and requested that Kang separate or be separated from 6D as a condition of BDO's continued engagement as 6D's auditor. (See 6D's Submission in Support of Appeal & Request for Exception to the Review Council, at 6 (Apr. 25, 2016) ("6D's Initial Br."), attached hereto as Exhibit 10). Hartung discussed this matter with BDO, and later shared BDO's representations with the entire Board of Directors, (id.), which, at that time, consisted of four directors, three of whom served on the Audit Committee plus Kang, (see 6D's Submission in Response to Staff Memorandum, at 2 (May 16, 2016) ("6D's Reply Br."), attached hereto as Exhibit 11).

The Board formally met on March 17, 2016 to consider the matter. (See 6D's Initial Br., at 2). After careful consideration of BDO's concerns, particularly within the context of the findings of the Blank Rome investigation, the Board/Audit Committee took up the issue of BDO's request that Kang be separated from 6D. (6D's Reply Br. at 2-3). Kang explained that it was not in the best interests of 6D or its shareholders for him, the founder of 6D, to resign. (6D's Initial Br., at 6). More specifically, Kang explained that he had done nothing wrong, noting that the Audit Committee's independent counsel, Blank Rome, had also concluded that there was no wrongdoing by Kang. (Id.) Kang further explained that his resignation would likely cause other key employees to also resign as well, which would in turn cause irreparable harm to 6D, its shareholders, its employees, and its customers. (Id.)

Hartung subsequently made a motion that Kang be terminated (he separately suggested that he be installed as interim CEO and that he could run 6D from his home in Chicago). (6D's Reply Br. at 3). However, both of the other Audit Committee members, each of whom is fully independent under the Nasdaq Listing Rules and SEC audit committee requirements, disagreed and refused to second Hartung's motion. (Id.) Having been rebuffed, Hartung then determined to resign from the board. (Id.) The fact that there was a legitimate dispute among the Audit Committee members is not at all surprising given that the board members were faced with a Blank Rome report, which found no corroborating evidence of the Staff's theories, and a subsequent resignation letter from BDO raising certain issues (many of which were manufactured by Hartung). (Id.) Committees are typically structured with odd numbers to deal with just such a difference of opinion. (Id.) Furthermore, the Chair's opinion and vote does not hold more weight than the other two members; they each have an equal vote. Thus, just as Hartung stood up for his views by choosing to resign, so did the other Audit Committee members stand up for their views by opposing Hartung's attempts to remove Kang and usurp his position. (Id.) Rather, the other two Committee members agreed with Kang that it was in the best interests of 6D, its employees, and its shareholders for Kang, 6D's founder (and not Hartung), to remain as the CEO of 6D.[7] (Id.) Thus, at that meeting, the Board determined

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[7] Delisting 6D on the basis of the differing opinions of Blank Rome and BDO was inappropriate and unfair to 6D. The difference of opinion was already resolved by the proper

that Kang should not resign from 6D because it was not in the best interests of 6D or its

shareholders to do so. (Id.)[8]

Subsequently, on March 17, 2016, BDO resigned as 6D's auditor.[9] BDO publicly

disclosed its resignation and the alleged reasons for its resignation. Its stated concerns, which

involve Kang's stock grant agreements at the time of the merger, the non-recordation of

expenses related to Wey, and statements made by Kang related to Wey, all related back to Wey.

(Id.)

Nasdaq Hearing Panel's Decision

On March 24, 2016, the Hearing Panel issued its decision, pursuant to which

trading in 6D's securities was suspended. (See Letter of Amy Horton, Hearings Advisor for

Nasdaq Office of General Counsel, at 11 (Mar. 24, 2016) ("Hearing Panel Decision"), attached

hereto as Exhibit 12). The Panel extensively discussed the Nasdaq staff's supposed "concerns"

relating to 6D, and even characterized those "concerns" as being "*all related to Benjamin Wey*."

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vote of the Audit Committee. Ignoring that vote is highly problematic. For example, consider if the facts had been reversed. The independent investigation initiated by the Audit Committee had concluded that there had been wrongdoing. The auditors, however, concluded that there had been no wrongdoing based upon information provided by the Chair of the Audit Committee. Under that scenario, had the Audit Committee voted to ignore the independent report because the Chair voted in a contrary manner, the Staff would undoubtedly have a problem with weak corporate governance that ignores both an independent investigation report and the vote of a majority of the Committee. The precedent imposed here, that the majority of the Audit Committee should be ignored to accommodate the Chair, is a dangerous one, particularly when what is being ignored is the opinion of the independent investigators.

[8] As a result of these events, Hartung resigned as a director and as Chairman of the Audit Committee, effective April 6, 2016, indicating that his resignation was due to the Board's lack of support for his motion to terminate Kang. (6D's Initial Br., at 6).

[9] 6D dutifully informed the Hearing Panel of this fact, as well of the fact that BDO's resignation rendered 6D unable to file the 2015 Form 10-K with the SEC by the extended deadline of March 30, 2016. (6D's Initial Br., at 6).

(See Hearing Panel Decision, at 3 (emphasis added)). The Panel concluded that "the steps [6D] took in the wake of the Wey indictments served addressed [sic] his past involvement as a consultant, and demonstrated appropriate oversight over Kang," (id. at 7-8), and "[t]he Panel could not conclude on this record that Wey has control over the NYGG Asia shares," (id. at 9). It further declined to consider shareholder manipulation or stock price manipulation as a basis to delist 6D. (See id. at 9-10). Nevertheless, the Panel ultimately held that "[t]he Company now faces a conflict that promises to delay the filing of its Form 10-K for a substantial period of time, while it seeks a new auditor or resolves its current auditors' lack of confidence in Kang" and that "[c]ontinuing the listing while 6D works to resolve these issues would convey to the market a confidence that the issues will be resolved efficiently and satisfactorily – a confidence the Panel does not have." (Id. at 11).[10]

Appeal to the Review Council

6D appealed the Hearing Panel Decision to the Review Council. (See Review Council Decision, at 3). In its appeal brief, 6D explained that it had engaged SingerLewak LLP ("SingerLewak") as its new independent registered public accounting firm, and SingerLewak "thoroughly vetted [6D] and reviewed the purported 'inconsistencies' and concerns expressed by BDO prior to accepting the engagement." (6D's Initial Br. at 8). 6D further explained that the audit process would necessarily include consultation between 6D's Chief Financial Officer, the Audit Committee, and SingerLewak regarding the issues raised by BDO and the impact, if any, on 6D's historical and/or prospective financial statements. (Id.) In its briefing before the Review Council, Nasdaq staff chose to reassert their previous arguments with respect to Wey in

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[10] By letter dated April 12, 2016, Nasdaq staff notified 6D that the filing delinquency and non-payment of the 2016 annual fee served as additional bases for the Staff's delisting determination.

full, incorporated BDO's purported "inconsistencies" (which again related to Wey) into their argument, and furthermore, relied on various unproven allegations, this time in the Puddu Class Action, in a desperate attempt to make some case relating to Wey. (See Nasdaq Br. Before the Listing Council, at 4-8 (May 9, 2016), attached hereto as Exhibit 13). In response, 6D clarified the facts, explaining at great length the reasons that BDO's purported "inconsistencies" were not inconsistencies or issues at all (but were instead primarily manufactured by Hartung) and provided no basis to delist 6D.[11] (6D's Reply Br., at 3-5).

The Review Council reviewed the Staff's Delisting Determination based on the unproven allegations against Wey, the Hearing Panel Decision, the alleged "inconsistencies" by BDO (again, which related to Wey), the Audit Committee's decision to have Kang remain as CEO, and issues with Audit Committee's counsel (which also related to Wey), and the filing failures (which were a direct result of Wey). (See generally Review Council Decision). While the Review Council also did not base its decision on the Delisting Determination, it concluded that delisting was warranted on the other bases (which again, related to Wey as well). (See Review Council Decision, at 11-12). Subsequently, the Nasdaq Board declined to review the Review Council Decision.

Thirty days before 6D filed its application, the Court issued a decision in the Puddu Class Action, and relying on nearly the same factual record that was before the Review Council, the Court dismissed an action against 6D because the Court concluded that the facts could not support the plaintiffs' claims that 6D had engaged in securities fraud. See Puddu v. 6D Global Tech., Inc., et al., No. 15-Civ.-8061, 2017 WL 991866 (S.D.N.Y. Mar. 6, 2017), a copy

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[11] That there were actually no issues, contrary to BDO's assertions, is further supported by the fact that 6D was able to file its 2015 Form 10-K with the SEC on July 11, 2016 working with SingerLewak.

of which is attached hereto as Exhibit 14. Indeed, the Court found that 6D's disclosures were sufficient and "would not have misled a reasonable investor," there was no evidence that Wey owned or controlled 6D (other than insufficient conclusory allegations), and 6D had not concealed its relationship with Wey, and the allegations in a federal indictment and civil complaint against Wey (which could not be considered because they were unproven), did not demonstrate that Wey engaged in stock manipulation with respect to 6D.

III.   ARGUMENT

Pursuant to Section 19(d)(2) of the Securities Exchange Act of 1934 ("Exchange Act"), any person aggrieved by an action of a self-regulatory organization ("SRO") may file an application for review within thirty days after the notice of the determination was filed with the Commission and received by the aggrieved party. 15 U.S.C. § 78s(d)(2). However, Section 19(d)(2) allows the Commission to accept an application for review "within such longer period as [the Commission] may determine." Id. Accordingly, the SEC's Rules of Practice provide for an extension to this thirty-day window and permit the filing of an application if "extraordinary circumstances" are present. 17 C.F.R. § 201.420(b). An application with "novel facts and legal issues" meets the standard of extraordinary circumstances under this exception. See In re MFS Sec. Corp., Exchange Act Release No. 34-47626, 2003 WL 1751581, at *3 (S.E.C. Apr. 3, 2003) (permitting the filing of an untimely application which presented "novel facts and legal issues" after the Second Circuit directed the Commission to express its views on whether the SRO's actions violated either the Exchange Act or its own rules); see also In re PennMont Sec. & Joseph D. Carapico, Exchange Act Release No. 34-61967, 2010 WL 1638720, at *6 (S.E.C. Apr. 23, 2010) (stating that a "critical legal issue" can also qualify as an extraordinary circumstance).

While 6D's application for review was not filed within thirty days of the Review Council's Decision, extraordinary circumstances are present to warrant an extension under Rule

420(b), particularly given that 6D filed its application for review within 30 days of the Puddu decision. Here, there are several extraordinary circumstances at issue, including: (1) Nasdaq's troubling fixation on the allegations against Wey had a cascading effect on 6D, poisoning the entire hearing and review process; and (2) the results in the Puddu Class Action confirm the fact that Nasdaq was simply wrong.

A. **Nasdaq's Troubling Fixation on the Unproven Allegations against Wey Had a Cascading Effect on 6D and Tainted the Entire Hearing and Review Process.**

While Nasdaq contends otherwise, it is clear that its incessant fixation on the Wey allegations, which have been unsubstantiated by the recent Puddu Class Action dismissal, was a direct cause of 6D's delisting. Even after the Board's decision, which did not rely on the allegations against Wey, Nasdaq re-stated the issues with Wey, going even a step farther to bring up new allegations stemming from the now discredited Puddu action. This obsession resulted in a cascading effect: first leading to the initial delisting determination, next to both BDO and the Audit Committee Chair's resignations, which led to the delay in filing the Forms 10-K and 10-Q, and ultimately led to the Review Council's delisting determination. As a result, it is crucial this flawed chain of reasoning be addressed by the Commission.

From the very beginning, Nasdaq was fixated on the unproven allegations against Wey, and was long obsessed with Wey generally. See generally Delisting Determination; Cleantech, Release No. 69968, at 2. The allegations against Wey in the Indictment and SEC's Complaint, however, were only in an initial, unproven pleading, and thus, should never have been used as proof of anything. Furthermore, and perhaps more importantly, the allegations did not pertain in any way to 6D. Thus, it was grossly unfair and inappropriate that the Nasdaq staff relied on them from the beginning, tainting the entire process.

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The SEC has previously held that allegations cannot be the basis upon which a conclusion is reached because allegations are not adjudicated facts. See, e.g., In re Weeks, Release No. 199 (S.E.C. Feb. 4, 2002) ("It is inappropriate for the Division to assert, as if it were an adjudicated fact, that Hesterman and Kenneth Weeks controlled Pan World at the time that the company was selling unregistered securities."); In re H.J. Meyers & Co., Release No. 211 (S.E.C. Aug. 9, 2002) ("The Division has repeatedly cited from the Florida complaint, as if that document contained adjudicated facts . . . In reality, the Florida complaint was simply a collection of allegations that were never proven."); id. ("Like the 1990 Florida complaint, the 1994 NASD complaint is not entitled to any weight here."). Indeed, in both the Discover Action and Puddu Class Action, the Court appropriately rejected any use of the allegations in the Wey Indictment and SEC Complaint. See, e.g., Puddu, 2017 WL 991866, at *10 ("As an initial matter, as noted by the Honorable Kevin Castel in the Discover litigation, the September 10 Federal Allegations set forth only unproven Government allegations of a stock manipulation scheme purportedly orchestrated by Wey - not established facts."); Discover Growth Fund v. 6D Global Techs. Inc., No. 15-CV-7618 PKC, 2015 WL 6619971, at *7 (S.D.N.Y. Oct. 30, 2015) ("The charge in the indictment and the allegation in the SEC complaint are not evidence of the truth of the assertions therein."), a copy of which is attached hereto as Exhibit 15. Thus, the allegations in the Indictment and the SEC's Complaint should not have been used for any purpose here whatsoever, [12] yet from the beginning, the Nasdaq staff began the entire process using these unproven allegations as fact.

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[12] Furthermore, the underlying allegations in the SEC's Amended Complaint have come under fire, and the Court has recently dismissed all claims that the SEC asserted against William Uchimoto, counsel for two of the entities identified in the Complaint as NYGG clients, for

Perhaps the Nasdaq staff was motivated by its prior unsuccessful effort to delist based upon actions pertaining to Wey. Perhaps this was Nasdaq's effort to take another run at the company and Wey despite the lack of any connection between the two distinct businesses. At all times, there were vague and dismissive innuendo about Chinese related reverse mergers.

Furthermore, not only were the facts unproven, but the facts alleged in the Indictment and the SEC's Amended Complaint also do not support in any way the conclusions the Staff drew that (1) "a scheme for transferring and gifting shares was used in the original listing of CleanTech and that these same shareholders also enabled [6D] subsequently to meet the minimum requirement for listing on Nasdaq," see Delisting Determination, at 6; and (2) 6D's share price was being manipulated by Wey and/or his affiliates, see id. at 7. Rather, as to the manipulation of the shareholder count, the allegations in the Indictment and the SEC's Amended Complaint do not pertain to 6D or even its predecessor, CleanTech. See SEC Am. Compl., at ¶¶ 58, 82-90 (alleging that the shareholder count was manipulated as to two entities – Deer and SmartHeat – but not CleanTech (or 6D)). There are, thus, no allegations that the initial listing of CleanTech in 2010 (let alone 6D's initial listing in 2014) was subject to this alleged scheme contrary to the implication otherwise by in the Delisting Determination. The allegations in the Indictment and the SEC's Amended Complaint as to share price manipulation also do not apply to 6D whatsoever, and to the extent they apply to its predecessor, those allegations are years old dating back to more than three years before 6D even existed as an entity. See Indictment, at ¶¶ 18-19 (alleging two incidents of share price manipulation as to CleanTech's shares, one in 2010 and one in 2011); SEC Am. Compl. at ¶¶ 99-100 (same). Thus, these alleged incidents also have

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various deficiencies. See generally SEC v. Wey et al., No. 15-cv-7116, 2017 WL 1157140 (S.D.N.Y. March 27, 2017).

no connection to 6D whatsoever. The Nasdaq staff seemed to enthusiastically conflate Wey with Tejune Kang, an individual with a Chinese sounding surname.

In sum, Nasdaq leapt to conclusions based on mere allegations as to other entities and as to events that occurred years before 6D even existed as a company or became listed. As a result of Nasdaq's troubling and inappropriate resolve to rely on these unproven allegations that did not even apply to 6D, the entire process for 6D was tainted, necessarily poisoning the Hearing Panel and the Review Council against 6D.

Indeed, Nasdaq's decision to halt trading (and issue the delisting determination letter), led to the following devastating consequences to 6D, which are described more fully above:

- 6D's investors filed actions against 6D in the Discover and Puddu Class Actions, also relying on the same unproven allegations;

- 6D's auditor, BDO, identified supposed "inconsistencies" relating to Wey during its audit, many of which stemmed from discussions with Hartung, the Chair of the Audit Committee at that time, who manufactured issues,

- BDO threatened to resign if Kang did not resign as CEO due to these alleged "inconsistencies" relating to Wey;

- Hartung attempted to usurp the role of CEO from Kang, and when the other Audit Committee members disagreed, both BDO and Hartung resigned; and

- 6D was delayed in filing the Forms 10-Q and 10-K (as a result of BDO's resignation).

All of these relate back to the allegations with respect to Wey and ultimately led to the Hearing Panel's and the Review Council's delisting determination.[13]

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[13] The Hearing Panel and Review Council did not state that they based their decisions on either the Discover Action or the Puddu Class Action. Nevertheless, Nasdaq staff had relied on the discredited allegations in these actions in an attempt to make their case relating to Wey. Furthermore, these actions, which were caused by Nasdaq, led to their own set of devastating financial consequences to 6D, described supra.

Not only did the Nasdaq's unprecedented poisoning of the process affect 6D as described above, it yielded devastating consequences for the company in the form of financial hardship. For example, 6D suffered employee loss – of more than half of its employees – as competitors were able to woo its employees because they could offer stock option packages that 6D could not due to the trading halt and the ultimate delisting. 6D also lost customers who feared that 6D would close its operations and would not be able to complete work for them. Furthermore, due to Nasdaq's actions, 6D has suffered due to the costs of securing legal counsel to handle the various actions. In addition to the costs of the hearing and appeal process before Nasdaq, 6D incurred considerable costs associated with the independent investigation of Blank Rome, as well as its defense of the Discover Action and the Puddu Class Action.

It is grossly unfair for Nasdaq to create chaos by using unproven and unfounded allegations against a company and then attempt to wash its hand of its actions as Nasdaq is doing here by claiming that Wey was not the catalyst for the delisting here. (See, e.g., Nasdaq's Motion to Dismiss, at 4 (Apr. 12, 2017) (stating that "Wey's purported ownership or control of 6D 'was not a basis for 6D's delisting'" and instead that "[a] number of other reasons supported Nasdaq's delisting determination, including the circumstances giving rise to the resignation of 6D's auditor; the treatment of Blank Rome (the Audit Committee's independent counsel) by 6D and its board; and 6D's failure to pay required fees and to comply with filing requirements"). In fact, all of the circumstances identified by Nasdaq in its brief emanated from Nasdaq's decision to go on a witch hunt against 6D based upon unproven and unfounded allegations against Wey that, time and again, are proving to simply not be true.

Indeed, the recent decision in the Puddu Class Action, discussed below, demonstrates that Nasdaq staff, the Hearing Panel, and the Review Council were incorrect to rely

18

on the unproven allegations against Wey and also allows 6D to press forward with an application for review in this matter financially. The application in this matter is filed within 30 days of the Puddu Class Action dismissal.

B.   The Results in *Puddu* Confirms the Fact that Nasdaq Was Simply Wrong.

The recent decision in the Puddu Class Action demonstrates that Nasdaq's decision to delist 6D was unjustified and is an extraordinary circumstance warranting review. See generally Puddu, 2017 WL 991866. Given the divergence of opinion between the Court and Nasdaq, as well as 6D's prompt filing of its application for review once Puddu was decided, an extraordinary circumstance exists to justify an extension to 6D's application for review. As in this action, similar allegations relating to Wey's influence, as well as BDO's alleged "inconsistencies" and resignation, were asserted against defendants in Puddu. See id. at *1-3. Nevertheless, the Court held that the facts alleged were insufficient to establish the plaintiffs' claims, finding that there was no support as to the allegations with respect to Wey. Id. at *5-11.

The Court rejected plaintiffs' arguments that 6D omitted material information relating to Wey that should have been disclosed to the investor-plaintiffs. Id. at *5-8. For example, the Court held that "Plaintiffs have not shown that there was, indeed, an omission" with respect to the "alleged omission . . . that Wey beneficially owned more than five percent of 6D's shares because he owned or controlled NYGG (Asia)." Id. at *5. Not only were the disclosures 6D made deemed "sufficient" and "would not have misled a reasonable investor, *plaintiffs critically failed to show "beyond mere speculation, that the facts allegedly omitted were actually true*." Id. at *6 (emphasis added). In addition, plaintiffs failed to show that 6D was even required to make any disclosures relating to Wey's involvement, since no facts were set forth showing that Wey, "somehow managed to usurp the Board's ultimate authority to manage 6D, which is the relevant control issue." Id. at *7.

The Court also rejected the plaintiffs' allegations that 6D and key officers and directors, including Kang, had scienter, or a motive or opportunity to commit fraud, with respect to 6D's investors. Id. at *8-9. Plaintiffs claimed that 6D concealed Wey's involvement, thus demonstrating "motive" because the defendants "understood that being associated with Wey was a serious liability," thus preventing them from revealing this information to investors. Id. at *8. However, the Court expressly stated that this purported "motive" was directly countered by the fact that it had been disclosed in public SEC filings that Wey was a representative of NYGG (Asia), "6D's largest if not controlling shareholder," and had interactions with 6D in that context. Id. Moreover, the Court found that the "absence of facts suggesting that the plaintiffs believed Wey was a 'liability' during some relevant time period" also countered the inference that 6D had a "motive or opportunity" to commit fraud. Id. at *9. In addition, the facts were insufficient to show that "Kang [and other directors and officers] were aware at any relevant time of any of Wey's previous bad acts that purportedly made Wey a 'serious liability.'" Id. at *8.

The Court also rejected the plaintiffs' attempts to use the unproven allegations against Wey in an effort to demonstrate loss causation, particularly because they did not apply in any way to 6D. Id. at *10-11. First, the Court noted that, as the Court had previously decided in the Discover decision,[14] the allegations in the Indictment and the SEC's Complaint "set forth

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[14] Not only does Puddu establish that Nasdaq's reasons for delisting 6D were incorrect, the earlier Discover decision reached the same conclusion, lending additional support to 6D's position and further necessitating the Commission's review. See Discover, 2015 WL 6619971. In Discover, the Court held that Discover, an investor of 6D, had not proven a likelihood of success on the merits of its claims against 6D, including securities fraud claims. Id. The Court rejected Discover's arguments that Wey was "the alter-ego" of 6D, that Wey

only unproven Government allegations of a stock manipulation scheme purportedly orchestrated by Wey – *not established facts*." Id. at *10 (emphasis added). The Court further held that the Indictment and the SEC's Complaint also could not qualify as corrective disclosures since they did not reference 6D at all or mention that Wey "owned or controlled NYGG (Asia) or that Wey had the power to vote or direct the disposition of NYGG (Asia)'s shares." Id. at *10. Moreover, BDO's resignation and its disclosures could not support the plaintiffs' argument because BDO did not characterize Wey as an "unofficial CEO" or "controller" of 6D. Id. at *11. Finally, the Court found that plaintiffs failed to plead facts establishing that the non-disclosure of Wey's alleged ownership caused the delisting or the loss. Id. at *11.

Thus, the recent dismissal of the claims in the Puddu Class Action further demonstrates that Nasdaq's decision to delist is simply wrong and should be reviewed by the SEC. The Puddu decision brought into stark reality for 6D the fact that the catastrophic series of events precipitated by the Nasdaq staff's delisting was wholly unnecessary and should not be permitted to stand. This particular set of facts is truly extraordinary and is not likely to be repeated in other cases, dispelling the notion that ruling on this appeal would set some sort of precedent. The SEC's exercise of its discretion to hear this appeal is entirely warranted and necessary.

IV. CONCLUSION

Nasdaq grossly overreacted to a Chinese reverse merger company previously affiliated with a Chinese born gentlemen with whom Nasdaq clearly had issues. 6D is not a Chinese company. Tejune Kang is a U.S. citizen creating jobs in the U.S. with an

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dominated, controlled, or engaged in financial manipulation of 6D, that Wey siphoned off funds from 6D, or that 6D's public reports and filings were materially false and misleading. Id. at *8. It also found that the Indictment and SEC Complaint "did not name or target 6D." Id. at *10-11.

entrepreneurial spirit that should be encouraged, not sabotaged. He is trying to create value for

6D's shareholders. It is fundamentally a serious miscarriage of justice to have tried to taint him

and this company through a delisting action premised on allegations against Wey. Nasdaq's

actions created an unimaginable nightmare for this company which has recently proven to be

both unnecessary and unwarranted. The only way in which to remedy that injustice is to accept

this appeal and hear this matter on its merits.



Dated: April 27, 2017

Paula D. Shaffner
Amy E. Sparrow
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(P) 215.564.8761   (F): 215.564.8120

Attorneys for 6D Global Technologies, Inc.

WORD COUNT CERTIFICATION

I, Amy E. Sparrow, Esquire, hereby certify that the foregoing document contains

6,958 words and, therefore, complies with the length limitation set forth in SEC Rule of Practice

154(c).



Amy E. Sparrow

CERTIFICATE OF SERVICE

I, Paula D. Shaffner, Esquire, hereby certify that on April 27, 2017, I served a true and correct copy of the foregoing Opposition Brief of 6D Global Technologies, Inc., to the Motion to Dismiss the Application for Review of the Nasdaq Stock Market, LLC on the following as follows:

via UPS overnight delivery

Brent J. Fields, Esq.
Secretary
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax: 202.772.9324

via UPS overnight delivery

Edward S. Knight
John M. Yetter
Arnold Golub
Nasdaq – Office of General Counsel
The Nasdaq Stock Market, LLC
805 King Farm Boulevard
Rockville, MD 20850
Fax: 301.978.8472

Counsel for The Nasdaq Stock Market LLC



Paula D. Shaffner